UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from                      to

Commission File Number 001-12209

A.	Full title of the plan and address of the plan, if different from the issuer named below

RANGE RESOURCES CORPORATION

401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principle executive office

Range Resources Corporation

100 Throckmorton, Suite 1200

Fort Worth, Texas, 76012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Range Resources Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 13, 2016

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$81,365,856	$81,686,301
Common collective trust	10,544,742	8,359,359
Self-directed brokerage	155,347	265,244
Range Resources Corporation common stock	12,396,857	23,647,850

Total investments at fair value	104,462,802	113,958,754

Notes receivable from participants	1,494,981	1,323,541
Cash	49	108

Net assets available for benefits at fair value	$105,957,832	$115,282,403

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2015	2014
Additions to net assets
Investment income (loss):
Net realized and unrealized losses on investments	$(18,582,495)	$(13,884,338)
Interest and dividends	5,744,629	5,723,187

Total investment loss	(12,837,866)	(8,161,151)

Contributions:
Participants	8,753,704	8,253,458
Employer match	6,104,614	5,828,794
Rollover and other	1,174,095	597,469

Total contributions	16,032,413	14,679,721

Total additions to net assets	3,194,547	6,518,570

Deductions from net assets
Benefits paid to participants	(12,519,118)	(14,793,643)

Total deductions from net assets	(12,519,118)	(14,793,643)

Net decrease in net assets available for benefits	(9,324,571)	(8,275,073)

Net assets available for benefits at beginning of year	115,282,403	123,557,476

Net assets available for benefits at end of year	$105,957,832	$115,282,403

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

A.	Description of the Plan

Plan Description

The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1989, and most recently amended effective January 1, 2013, as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

Contributions

Participants may contribute up to 75% of their pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. The Plan allows for both pre-tax and Roth after-tax contributions.

Employees are immediately eligible to participate in the Plan. The Company has an automatic enrollment feature under the Plan. Those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan approximately 45 to 60 days from hire with contributions equal to 6% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on January 1st of each year up to a maximum of 10%.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Beginning January 1, 2008, the Company began a Qualified Automatic Safe Harbor Matching Contribution (“QASH”) in the amount of 100% of the first 6% of deferred compensation. QASH contributions were approximately $6,105,000 and $5,829,000 during 2015 and 2014, respectively.

At the discretion of the Board of Directors, the Company may elect to contribute an additional matching contribution based on the amounts of salary and/or bonus deferrals of the participants. The Board did not elect any matching contributions in addition to the QASH contributions in 2015 or 2014.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

A.	Description of the Plan – continued

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2013, all matching contributions are immediately vested. Prior to January 1, 2013, vesting in the Company contributions portion of their accounts plus actual earnings thereon was as follows:

Years of Service	Vested Percentage
Less than One (1) year	0%
One (1) year	50%
Two (2) years	50%

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for outstanding loans ranged from 5.25% to 7.00% for December 31, 2015 and ranged from 5.25% to 10.00% for December 31, 2014. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sum distributions or installment payments. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited. See additional discussion below.

A participant may receive a hardship distribution from salary deferrals if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) on account of funeral or burial expenses relating to the death of the participant’s deceased parent, spouse, child or dependent; or (6) on account of casualty expenses to repair damage to the participant’s principal residence.

Forfeitures

All forfeitures are used to fund Plan expenses such as recordkeeping fees and consulting fees paid in connection with the audit of the Plan.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

B.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820), “Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).” The ASU impacts reporting entities that measure an investment’s fair value using the NAV per share (or an equivalent) practical expedient as prescribed in the FASB’s fair value measurement guidance. ASU 2015-07 eliminates the requirement to classify the investment within the fair value hierarchy if the fair value is measured at NAV per share (or its equivalent). In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the NAV per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient. ASU 2015-07 is effective for periods beginning after December 15, 2015 and interim periods within those fiscal years, with early adoption permitted. The adoption of ASU No. 2015-07 is not expected to have an impact on the reported net assets or changes in net assets.

In July 2015, the FASB issued accounting standards updateASU 2015-12 that simplifies certain aspects of employee benefit plan accounting. The amendments in Part I of the standard eliminated the requirements that participant benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures; rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of the standard eliminated the requirements to disclose net appreciation/ depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of the standard provide a practical expedient that permits plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. These amendments are effective for reporting periods after January 1, 2016, with early adoption permitted. Plan management has reviewed this standard and early adopted Part I and Part II as of December 31, 2015 in order to simplify Plan accounting and its presentation in the accompanying financial statements. Part III of the standard is not applicable to the Plan. These changes were applied retrospectively and eliminated the adjustment from fair value to contract value for the common collective trust in the Statements of Net Assets available for Benefits as of December 31, 2015 and 2014. The Statements of Changes of Net Assets Available for Benefits was not impacted. Other notes within the financial statements have been removed or adjusted to reflect the amendments described in Parts I and II of the standard.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior years’ reported amounts in order to conform to thecurrent year presentation. These reclassifications include the adjustment for the common collective trust to contract value from fair value that was made as a result of our adoption of ASU 2015-12 as described above. This reclassification was made on the Statement of Net Assets Available for Benefits and did not impact the Statement of Changes in Net Assets Available for Benefits.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

B.	Summary of Significant Accounting Policies – continued

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the mutual funds, self-directed brokerage investments, and Range Resources Corporation common stock and there are no redemption restrictions on these investments. The Plan’s interest in the common collective trust is valued based on information reported by the investment manager using the audited financial statements of the common collective trust at year-end based on contract value. These investments are subject to market or credit risks customarily associated with equity investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses from security transactions are reported on the average historical cost method.

Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The contract value of the investment in the common collective trust is presented in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits as of and for the years ended December 31, 2015 and 2014.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company or with forfeitures and are not reflected in the accompanying financial statements.

Notes Receivable from Participants

Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

C.	Investments

Participants may direct their 401(k) salary and/or bonus deferrals and employer contributions to be invested into any of the investment options offered by the Plan, including Range Resources Corporation common stock. Additionally, upon election, employees can use a self-directed brokerage account where monies are invested in mutual funds and investment decisions are directed by employees. Employees are limited to a maximum investment in the self-directed brokerage account of 50% of their 401(k) investment balance.

Common stock of the Company represented approximately 12% of net assets available for benefits at December 31, 2015 compared to 20% of net assets available for benefits at December 31, 2014.

D.	Tax Status

Effective January 1, 2013, the Company adopted a T. Rowe Price prototype plan which has been approved by the Internal Revenue Service for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2012.

E.	Forfeitures

At December 31, 2015 the balance in the forfeiture account was $0 and approximated $22,800 at December 31, 2014. Forfeitures utilized to pay plan expenses approximated $22,800 and $1,400 for 2015 and 2014 Plan years, respectively.

F.	Transactions with Related Parties and Parties-in-Interest

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or relatives of such persons.

Participants have the option to invest their salary and/or bonus deferrals into the Company’s common stock. In addition, the Plan invests in shares of mutual funds and a common collective trust managed by T. Rowe Price, which acts as Trustee for these investments as defined by the Plan. Transactions in such investments, as well as notes receivable from participants, qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

G.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

H.	Fair Value Measurements

In accordance with U.S. GAAP, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 –	Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3 –	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored.

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Mutual funds in Level 1 are measured at fair value with a market approach using net asset values (“NAV”) of the shares held by the Plan at year-end. Range Resources Corporation common stock in Level 1 is exchange traded and measured at fair value with a market approach using the closing price. The common collective trust in Level 2 is measured based on information reported by the investment manager using the audited financial statements of the trust for the Plan’s year-end and relies on the trust’s NAV as a practical expedient. Self-directed brokerage in Level 1 is measured at fair value with a market approach using the NAV of the mutual fund shares held by the Plan at year-end. For investments valued at NAV, there are no significant restrictions on redeeming these investments at NAV.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

H.	Fair Value Measurements – continued

The following tables present the fair value hierarchy table for investments measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2015 Using
	Total Carrying Value as of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$81,365,856	$81,365,856	$—	$—
Range Resources Corporation common stock	12,396,857	12,396,857	—	—
Common collective trust	10,544,742	—	10,544,742	—
Self-directed brokerage	155,347	155,347	—	—

Total investment at fair value	$104,462,802	$93,918,060	$10,544,742	$—

		Fair Value Measurements at December 31, 2014 Using
	Total Carrying Value as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$81,686,301	$81,686,301	$—	$—
Range Resources Corporation common stock	23,647,850	23,647,850	—	—
Common collective trust	8,359,359	—	8,359,359	—
Self-directed brokerage	265,244	265,244	—	—

Total investment at fair value	$113,958,754	$105,599,395	$8,359,359	$—

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

I.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2014 per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$115,282,403
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	122,961

Net assets available for benefits per the Form 5500	$115,405,364

The following is a reconciliation of the net decrease in net assets available for benefits for the years ended December 31, 2015 and 2014, per the financial statements to the Form 5500:

	2015	2014
Net decrease in net assets available for benefits per the financial statements	$(9,324,571)	$(8,275,073)
Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	(122,961)	7,257

Net decrease in net assets available for benefits per the Form 5500	$(9,447,532)	$(8,267,816)

The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan’s financial statements.

J.	Subsequent events

Effective January 1, 2016, a newly restated volume submitter adoption agreement was signed as part of the six-year pre-approved plan document cycle. Under the new adoption agreement, a new advisory letter dated March 31, 2014 was obtained.

RANGE RESOURCES CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

EIN: 34-1312571

Plan: 002

	(b)	(c)
	Identity of Isuue,	Description of Investment, including		(e)
	Borrower or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost Value	Value
*	Range Resources Corporation	Common Stock	**	$12,396,857
*	T. Rowe Price	Stable Value Fund	**	10,544,742
	Mainstay	Large Cap Growth Fund I	**	9,119,310
*	T. Rowe Price	Retirement 2030 Fund	**	8,508,345
	Vanguard	500 Index Admiral	**	6,172,997
	American Beacon	Large Cap Value Institutional	**	5,518,777
*	T. Rowe Price	Retirement 2020 Fund	**	4,908,719
*	T. Rowe Price	Retirement 2050 Fund	**	4,223,219
	Oppenheimer	Global Fund - Y	**	4,106,376
	Blackrock	U. S. Opportunities Port - Institutional	**	3,928,969
	Allianz	NFJ Small-Cap Value Fund - Institutional	**	3,716,511
	Jhancock	Disciplined Value Mid Cap - I	**	3,678,585
*	T. Rowe Price	Retirement 2025 Fund	**	3,253,465
*	T. Rowe Price	Retirement 2040 Fund	**	3,087,739
	Pimco	Total Return Fund - Institutional	**	2,807,732
	Blackrock	Global Allocation Fund - Institutional	**	2,252,728
	Alger	Small Cap Growth Institutional - I	**	2,137,202
*	T. Rowe Price	Retirement 2015 Fund	**	2,074,774
	Harbor	International Fund - Institutional	**	1,849,266
	Deutsche	Real Estate Securities - Institutional	**	1,749,149
*	T. Rowe Price	Retirement 2045 Fund	**	1,615,930
	Pimco	Real Return Fund	**	1,049,735
	GS	Emerging Markets Fund - A	**	693,883
*	T. Rowe Price	Retirement 2035 Fund	**	676,349
*	T. Rowe Price	Retirement Balanced	**	664,390
*	T. Rowe Price	Retirement 2055 Fund	**	608,772
	Pimco	Foreign Bond (USD Hedged) - Instututional	**	564,980
	Pimco	Income Institutional	**	509,992
	Vanguard	Total Bond Market Index Admiral	**	357,880
	Vanguard	Small Cap Index Admiral	**	315,446
	Vanguard	Mid Cap Index Admiral	**	280,266
	Vanguard	Total International Stock Index Admiral	**	255,718
	Vanguard	REIT Index Fund Adminral Shares	**	237,250
*	T. Rowe Price	International Discovery Fund	**	223,214
*	T. Rowe Price	Retirement 2010 Fund	**	78,745
*	T. Rowe Price	New ERA Fund	**	68,316
*	T. Rowe Price	Prime Reserve Fund	**	46,915
*	T. Rowe Price	Retirement 2060 Fund	**	24,184
*	T. Rowe Price	Retirement 2005 Fund	**	28
	Self-directed brokerage	Various investments in mutual funds	**	155,347
*	Participant loans	5.25% - 10.00%; 1 - 5 years	-0-	1,494,981

				$105,957,783

*	A party-in-interest as defined by ERISA
**	Cost not necessary due to participant-directed investements

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(k) PLAN

Date: June 13, 2016	/s/ Dori Ginn
Dori Ginn,
Senior Vice President-Controller and Principal Accounting Officer

Exhibit Index

NUMBER	Exhibit

23*	Consent of independent registered public accounting firm

99.1*	Certification of the December 31, 2015 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial Officer of the Plan.

*	included herewith